Exhibit (a)(5)(B)

May 12, 2017

Dear Stockholder:

On behalf of the board of directors of Jive Software, Inc., I am pleased to inform you that on April 30, 2017, Jive agreed to be acquired by Wave Systems Corp., a wholly owned subsidiary of ESW Capital, LLC., pursuant to the terms of an Agreement and Plan of Merger by and among Jive, Wave Systems and Jazz MergerSub, Inc., a wholly owned subsidiary of Wave Systems (“Jazz MergerSub”). Jazz MergerSub has today commenced a tender offer to purchase all outstanding shares of common stock of Jive at a price of $5.25 per share, net to the seller in cash, without interest and less applicable withholding taxes.

After successful completion of the tender offer, Jazz MergerSub will be merged with Jive, and any Jive common stock not purchased in the tender offer will be converted into the right to receive an amount equal to $5.25 per share in cash, without interest and less applicable withholding taxes, pursuant to the merger. Unless subsequently extended, the tender offer is scheduled to expire at midnight, Eastern Time, at the end of June 9, 2017. As more fully set forth in the merger agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares of Jive common stock that, together with the shares then owned by Wave Systems or Jazz MergerSub, if any, represents at least a majority of all then outstanding shares of Jive common stock.

After careful review, at a meeting held on April 30, 2017, the board of directors of Jive unanimously: (i) determined that the terms of the tender offer, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Jive and its stockholders; (ii) determined that it is in the best interests of Jive and its stockholders, and declared it advisable, to enter into the merger agreement; (iii) approved the execution and delivery by Jive of the merger agreement, the performance by Jive of its covenants and agreements contained in the merger agreement and the consummation of the tender offer, the merger and the other transactions contemplated by the merger agreement; and (iv) resolved to recommend that Jive’s stockholders accept the tender offer and tender their shares to Jazz MergerSub pursuant to the tender offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Jive’s solicitation/recommendation statement, the board of directors unanimously recommends that Jive’s stockholders accept the tender offer and tender their shares pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the tender offer and the merger, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Jazz MergerSub’s Offer to Purchase, dated May 12, 2017, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the board of directors, we thank you for your support.

Sincerely,

Elisa Steele
Chief Executive Officer & Director